UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-35965
CUSIP Number: 362393100

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2020
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

GTT Communications, Inc.
Full Name of Registrant
N/A
Former Name if Applicable
7900 Tysons One Place, Suite 1450
Address of Principal Executive Office (Street and Number)
McLean, VA 22102
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

GTT Communications, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2020 (the “Q3 Form 10-Q”) within the prescribed time period without unreasonable effort or expense.

As reported by the Company in its prior filings with the Securities and Exchange Commission (the “SEC”), in the course of closing the Company’s books for the quarter ended June 30, 2020, the Company identified certain issues related to the recording and reporting of Cost of Telecommunications Services and related internal controls. The Company’s management and the Audit Committee (the “Audit Committee”) of the Company’s Board of Directors (the “Board”), with assistance from outside counsel and consultants, commenced a review (the “Review”) with respect to these issues and are assessing the effect, if any, on the Company’s unissued and previously issued financial statements, as well as whether there are any material weaknesses in the Company’s internal controls.

In addition, as previously disclosed, the Review is examining the accounting for Cost of Telecommunications Services and has identified a number of issues in connection with the Company’s previously issued financial statements, including: (i) adjustments made without adequate support to Cost of Telecommunications Services during the year ended December 31, 2019 and the three months ended March 31, 2020 that had the effect of removing expenses from the Company’s income statement at quarter-end and then recognizing certain of those expenses in subsequent quarters; and (ii) failures during the years ended December 31, 2018 and 2017 to recognize certain expenses on the Company’s income statement by recording such expenses to goodwill and thereby attributing such expenses to pre-acquisition accruals, without adequate support, for companies that had been acquired. In addition, the Review is also examining: (x) certain intercompany transactions recorded during the years ended December 31, 2019, 2018, 2017 and 2016, and each of the quarters during the years ended December 31, 2019, 2018, 2017 and 2016; (y) accounting for bad debt expense during the year ended December 31, 2019; and (z) accounting for credits issued to customers during the years ended December 31, 2019 and 2018 and the three months ended March 31, 2020.

Furthermore, as disclosed in prior filings with the SEC, the Company is also reassessing its previous conclusions regarding the effectiveness of its internal control over financial reporting. At the conclusion of the Review, the Company expects the Review to identify material weaknesses in the Company’s internal control over financial reporting, and the Company intends to continue to evaluate and implement remedial measures to address any such material weaknesses.

At this time, the Company has not concluded its Review and there is no assurance that additional items will not be identified. The Company’s management and the Audit Committee, with assistance from outside counsel and consultants, are continuing to assess the effect of the matters described above on the Company’s financial statements for the years ended December 31, 2019, 2018, 2017 and 2016, each of the quarters during the years ended December 31, 2019, 2018, 2017 and 2016 and the quarter ended March 31, 2020. As of the date of filing this Form 12b-25, the Company is unable to estimate the total potential impact of the issues described herein on its previously issued financial statements.

Although the Company plans to file the Q3 Form 10-Q as soon as possible after the completion of the Review, the Company does not anticipate filing the Q3 Form 10-Q on or before November 16, 2020, the extended period provided for the filing under Rule 12b-25(b) of the Securities Exchange Act of 1934, as amended. The Company is unable to predict a specific filing date for the Q3 Form 10-Q or for the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2020 (the “Q2 Form 10-Q”) at this time. However, as further described in the Company’s Current Report on Form 8-K filed with the SEC on October 28, 2020, the Company does not expect to be able to file the Q2 Form 10-Q or the Q3 Form 10-Q by November 30, 2020, which is the currently scheduled expiration date under (i) the Forbearance Agreement, dated as of October 28, 2020, by and among the Company, the guarantors party thereto and each of the beneficial owners (or nominees, investment managers, advisors or subadvisors for the beneficial owners) of the Company’s 7.875% Senior Notes due 2024 (the “Notes”) party thereto and (ii) the Forbearance Agreement, dated as of October 28, 2020, by and among the Company, GTT Communications, B.V., the guarantors party thereto, each of the lenders party thereto and KeyBank National Association, as administrative agent and letter of credit issuer.

The Company’s management and Audit Committee have discussed the matters disclosed above with CohnReznick LLP, the Company’s independent registered public accounting firm (the “Independent Auditor”).

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.
	Steven Berns	571	461-0009
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☐ No ☒

	Quarterly Report on Form 10-Q for the quarter ended June 30, 2020

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Disclosures About Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and such statements are intended to be covered by the safe harbor provided by the same. These statements are based on the current beliefs and expectations of the Company’s management and are subject to significant risks and uncertainties. The above statements regarding the continuing Review, the issues related to the recording and reporting of Cost of Telecommunications Services, the examination of certain intercompany transactions, bad debt expense and credits issued to customers and the reassessment of the Company’s internal control over financial reporting as well as the effect, if any, on the Company’s unissued and previously issued financial statements, the anticipated timing of the Q3 Form 10-Q and Q2 Form 10-Q filings and whether a significant change in results of operations is anticipated constitute forward-looking statements that are based on the Company’s current expectations. The actual impact, amounts and accounting treatment of the issues identified in this Form 12b-25 will be finalized after the Company’s management and Audit Committee complete the Review and the Independent Auditor completes its review process.

Because these forward-looking statements involve risks and uncertainties, there are important factors, many of which are outside of the Company’s control, that could cause the Company’s actual results, as well as the Company’s expectations regarding materiality or significance, the quantitative effects of the accounting treatment, and the timing of the filing of the Form 10-Q to differ materially from those in the forward-looking statements. These factors include, but are not limited to, the effects on the Company’s business and clients of general economic and financial market conditions, as well as the following: (i) the Company may fail to satisfy certain covenants relating to financial statement delivery obligations and representations regarding the Company’s financial statements contained in its financing agreements without obtaining an amendment and/or waiver thereof, which may result in (A) events of default under the Company’s indenture and credit agreement, (B) if the Company is unable to obtain further agreements from creditors with respect to forbearing from exercising remedies, the acceleration of the Notes and the Company’s obligations under the credit agreement, and (C) the Company being unable to satisfy its obligations thereunder; (ii) the completion of the Review and the completion and filing of the Q3 Form 10-Q and the Q2 Form 10-Q may take longer than expected as a result of the timing or findings of the Review or the Independent Auditor’s review process; (iii) existing cash balances and funds generated from operations may not be sufficient to finance the Company’s operations and meet its cash requirements; (iv) the Company is subject to risks associated with the actions of network providers and a concentrated number of vendors and clients; (v) the Company could be subject to cyber-attacks and other security breaches; (vi) the Company’s network could suffer serious disruption if certain locations experience damage or as the Company adds features and updates its network; (vii) the Company is subject to risks associated with purchase commitments to vendors for longer terms or in excess of the volumes committed by the Company’s underlying clients, or sales commitments to clients that extend beyond the Company’s commitments from its underlying suppliers; (viii) the Company may be unable to establish and maintain peering relationships with other providers or agreements with carrier neutral data center operators; (ix) the Company’s business, results of operation and financial condition are subject to the impacts of the COVID-19 pandemic and related market and economic conditions; (x) the Company may be affected by information systems that do not perform as expected or by consolidation, competition, regulation, or a downturn in the Company’s industry; (xi) the Company may be liable for the material that content providers distribute over its network; (xii) the Company has generated net losses historically and may continue to do so; (xiii) the Company may fail to successfully integrate any future acquisitions or to efficiently manage its growth; (xiv) the Company may be unable to retain or hire key employees; (xv) the Company recently announced management changes and is currently conducting an executive search for a new permanent Chief Executive Officer; (xvi) the Company is subject to risks relating to the international operations of its business; (xvii) the Company may be affected by future increased levels of taxation; (xviii) the Company has substantial indebtedness, which could prevent it from fulfilling its obligations under its debt agreements or subject the Company to interest rate risk; (xix) the Company sellers and the buyer of the Company’s business of providing Pan-European, North American, sub-sea and trans-Atlantic fiber network and data center infrastructure services to customers may be unable to obtain the necessary approvals for the Company’s pending infrastructure sale transaction announced by the Company on October 16, 2020 (the “Transaction”) or the related reorganization (the “Reorganization”) from governmental authorities in a timely manner, on terms acceptable to the sellers and the buyer, or at all; (xx) the Company may be unable to obtain from its lenders or noteholders the further forbearances, waivers, consents, releases or other agreements that may be necessary under the Company’s credit agreement or indenture that may be necessary to satisfy the conditions to the closing of the Transaction, either on terms acceptable to the Company or at all, in which case the sale and purchase agreement for the Transaction would terminate unless the buyer provides a waiver; (xxi) the Company may not be able to obtain the consent of certain parties to contracts with the sellers and their subsidiaries that will be necessary to fully implement the Transaction or the Reorganization, on terms acceptable to the Company or at all; (xxii) the buyer may be unable to obtain financing sufficient to enable it to consummate the Transaction as required at the closing under the sale and purchase agreement for the Transaction; (xxiii) the potential failure to satisfy other closing conditions under the sale and purchase agreement for the Transaction which may result in the Transaction not being consummated; (xxiv) the potential failure of the Company to realize anticipated benefits of the Transaction; (xxv) risks from relying on the buyer for various critical transaction services and network services for an extended period under the transition services agreement and the master services agreement contemplated by the sale and purchase agreement for the Transaction; (xxvi) the potential impact of announcement or consummation of the Reorganization and the Transaction on relationships with third parties, including customers, employees and competitors; (xxvii) the ability to attract new customers and retain existing customers in the manner anticipated; and (xxviii) the Company’s internal control over financial reporting may be inadequate or have weaknesses of which the Company is not currently aware or which have not been detected, and which, among other things, could impact the Company’s ability to appropriately provide for the purchase price adjustment mechanisms in the sale and purchase agreement for the Transaction. The foregoing list of factors is not exhaustive. The Company does not undertake to update the forward-looking statements to reflect the impact of circumstances or events that may arise after the date of the forward-looking statements. For a discussion of a variety of risk factors affecting the Company’s business and prospects, see “Risk Factors” in the Company’s annual and quarterly reports filed with the Securities and Exchange Commission (the “SEC”) including, but not limited to, its Annual Report on Form 10-K for the year ended December 31, 2019 and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, which have been filed with the SEC and are available on the Company’s website (www.gtt.net) and on the SEC’s website (www.sec.gov).

GTT Communications, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 9, 2020	By:	/s/ Steven Berns
Steven Berns
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).